U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25 SEC File No:
                           NOTIFICATION OF LATE FILING

                                    Form 10-Q

                         For Period Ended June 30, 1998
                                          -------------

         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         Not applicable. The filing relates to the entire form 10-Q.

Part I--Registrant Information

         Full Name of Registrant:                  Celsion Corporation

         Address of Principal Executive Office:    10220-I Old Columbia Road

         City, State and Zip Code:                 Columbia, Maryland 21046-1705

Part II--Rules 12b-25-(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.

Part III--Narrative
         State below in reasonable detail the reasons why Form 10-Q or 10-QSB or portion thereof could not be filed within the prescribed time period.

         Due to the heavy electronic traffic on the last day for filing for the subject period, the registrant was unable to file by the 3:30PM deadline.

Part IV--Other Information

         (1) The person to contact in regard to this notification is:

                      John Mon, Secretary/Treasurer                 410-290-5390

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes    [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes   [  ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                               Celsion Corporation

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 14, 1998                    By: /s/     John Mon
                                               -------------------------------
                                            John Mon, Secretary/Treasurer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              CELSION CORPORATION

                                 BALANCE SHEETS

                      June 30, 1998 and September 30, 1997


                                     ASSETS

                                                     6/30/1998         9/30/1997
                                                     ---------         ---------
Current assets:
   Cash and cash equivalents                           $26,241          $267,353
   Accounts receivable                                  28,130             5,891
   Inventories                                         236,003           329,741
   Prepaid expenses                                      8,417             8,207
   Other current asset                                  41,888            26,755
                                                        ------            ------
         Total current assets                          340,679           637,947
                                                       -------           -------
   Property and equipment - at cost:
   Furniture and office equipment                      195,794           180,348
   Laboratory and shop equipment                        47,047            92,228
                                                        ------           -------
                                                       242,841           272,576
      Less accumulated depreciation                    208,761           213,885
                                                       -------           -------
         Net value of property and equipment            34,079            58,691
  Other assets:
  Patent licenses (net of amortization )               128,147           126,571
                                                       -------           -------
         Total other assets                            128,147           126,571
                                                       -------           -------
            Total assets                              $502,905          $823,209
                                                      ========          ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                    6/30/1998           9/30/1997
                                                                    ---------           ---------
Current liabilities:
   Accounts payable - trade                                        $1,272,706            $614,173
   Notes payable-other                                                140,542           1,369,800
   Notes payable - related parties                                     82,148             221,943
   Accrued interest payable - related parties                          46,105             245,784
   Accrued interest payable - other                                   162,384             116,604
   Accrued compensation                                               439,524             331,715
   Accrued professional fees                                          212,151             256,301
   Other accrued liabilities                                           20,626              15,504
   Deferred revenues                                                  112,031             112,031
                                                                      -------             -------
         Total current liabilities                                  2,488,217           3,283,855
                                                                    ---------           ---------
Long term liabilities:
   Long term debt                                                           -                   -
         Total long-term liabilities                                    6,002                   -
                                                                        -----                   -
         Total liabilities                                          2,494,219           3,283,855
                                                                    ---------           ---------

Stockholders' equity:
   Capital stock - $.01 par value; 100,000,000 shares
   authorized, 37,285,722 and 29,095,333 issued and
   outstanding for 6/30/1998 and 9/30/1997, respectively.             372,857             290,953
   Additional paid-in capital                                      16,421,178          12,511,923
    Accumulated deficit                                          (18,785,349)        (15,263,522)
                                                                 ------------        ------------
          Total stockholders'(deficit) equity                     (1,991,314)         (2,460,646)
                                                                  -----------         -----------
          Total liabilities and shareholders' equity                 $502,905            $823,209
                                                                     --------            ========


                               CELSION CORPORATION

                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                     Three Months Ended June 30,          Nine Months Ended June 30,
                                                     ---------------------------          --------------------------
                                                       1998              1997             1998                1997
                                                       ----              ----             ----                ----
Revenue:
Hyperthermia sales and parts                         $      -            $3,675         $110,260            $116,968
Total revenue                                               -             3,675          110,260             116,968
Cost of sales                                               -             2,029           45,500              46,141
                                                            -             -----           ------              ------
     Gross profit                                           -             1,646           64,760              70,828
Operating expenses:
------------------
Selling, general and administrative                   898,224(1)        732,784(2)     2,239,292(3)        1,709,454(2)
Research and development                              697,060           102,843        1,298,168             144,945
Total operating expenses                            1,595,284           835,627        3,537,460           1,854,399
                                                    ---------           -------        ---------           ---------
(Loss) Income from operations                      (1,595,284)         (833,981)      (3,472,700)         (1,783,572)
Loss in investment fund                                     -                 -                -             (40,000)
Other(expense) income
Interest income (expense)                             (12,362)          (41,752)         (55,367)           (120,633)
Miscellaneous income-non operating                          -             8,448            6,241              33,313
(Loss) Income before income taxes                  (1,607,646)         (867,285)      (3,521,826)         (1,910,892)
Income taxes                                                -                 -                -                   -
Net (loss) income                                 ($1,607,646)        ($867,285)     ($3,521,826)        ($1,910,892)
                                                 ============        ==========     ============        ============
Net (loss)income per common share                      ($0.04)           ($0.03)          ($0.10)             ($0.07)
                                                      =======           =======          =======             =======
Weighted average shares outstanding                36,609,733        26,495,072       33,952,060          26,007,435
                                                   ==========        ==========       ==========          ==========


                               CELSION CORPORATION

                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                       Nine Months Ended June 30,

                                                                                      1998                        1997
Cash flows from operating activities:
  Net (loss) income                                                            ($3,521,826)                ($1,910,892)
  Noncash items included in net (loss) income:
  Depreciation and amortization                                                     17,066                      17,269
  Bad debt expense                                                                       -                       1,170
  Net changes in:
  Accounts receivable                                                              (22,239)                    (14,877)
  Inventories                                                                       93,737                     (36,597)
  Accrued interest receivable                                                            -                     (24,810)
  Other current assets                                                             (15,132)                           -
  Prepaid expenses                                                                    (210)                     (1,049)
  Accounts payable-trade                                                           658,533                     462,860
  Accrued interest payable - related parties                                      (199,679)                    (84,238)
  Accrued interest payable - other                                                  45,779                      48,813
  Accrued compensation                                                             107,808                     133,984
  Accrued professional fees                                                        (44,149)                    142,000
  Other accrued liabilities                                                          4,084                     (84,129)
                                                                                     -----
      Net cash (used) provided by operating activities                          (2,876,226)                 (1,350,496)
Cash flows from investing activities:
  Purchase of property and equipment                                                15,967                      (3,806)
Funds returned - investment contract                                                     -                      40,000
                                                                                         -                      ------
  Investment in patents                                                            (10,000)                          0
                                                                                  --------                           -
      Net cash provided (used) by investing activities                               5,967                      36,194
                                                                                     -----                      ------
Cash flows from financing activities:
  Payment on notes (net)                                                           (41,804)                    283,000
 Proceeds - capital equipment lease                                                  7,039                           -
                                                                                     -----
  Proceeds of stock issuances                                                    2,663,914                     904,920
                                                                                 ---------                     -------
      Net cash provided by financing activities                                  2,629,147                   1,187,920
                                                                                 ---------                   ---------
Net increase(decrease) in cash                                                    (241,112)                   (126,382)
Cash at beginning of period                                                        267,353                     246,931
                                                                                   -------                     -------
Cash at end of the period                                                          $26,241                     120,549
                                                                                   =======                     =======
Schedule of noncash investing and financing transactions:
Conversion of debt and accrued interest payable, and
compensation through issuance of common stock                                   $1,877,308                   $       -
                                                                                ==========                   =========